UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D—9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92822

(714) 961-6355

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE:

DANAHER TO ACQUIRE BECKMAN COULTER, INC.

ORANGE COUNTY, California, February 7, 2011 – Beckman Coulter, Inc. (NYSE: BEC), a leading developer, manufacturer and marketer of products that simplify, automate and innovate complex biomedical testing, and Danaher, a diversified technology leader that designs, manufactures, and markets innovative products and services to professional, medical, industrial, and commercial customers, announced today that they have entered into a definitive merger agreement under which Danaher will acquire all of Beckman Coulter’s outstanding common stock for $83.50 per share in cash (without interest), representing an approximate 45% premium over the closing price of Beckman Coulter’s common stock on December 9, 2010 before rumors of an acquisition entered the marketplace. The transaction is valued at approximately $6.8 billion, including debt assumed and net of cash acquired.

An affiliate of Danaher is expected to commence a tender offer (the “Offer”) for all of Beckman Coulter’s outstanding common stock within the next seven business days and will remain open for a minimum of 20 business days following commencement of the Offer. The Offer is expected to be conditioned upon, among others, at least a majority of the outstanding Beckman Coulter shares being tendered, as well as the satisfaction of other customary conditions. The transaction is structured as a tender offer for all outstanding shares of Beckman Coulter followed by a merger. Approval of the transaction by Danaher shareholders is not required. The transaction is expected to be completed in the first half of 2011.

Bob Hurley, Beckman Coulter’s President and Chief Executive Officer, said, “Following a very comprehensive and competitive process, the Board of Directors voted unanimously to accept Danaher’s proposal. We believe this transaction maximizes Beckman Coulter shareholder value while strengthening the company’s position as a leader in biomedical testing to the benefit of our customers and their healthcare patients around the world. Our company’s rich history, strong brand, broad product portfolio and long-standing customer relationships are major sources of value in the transaction, enabling us to leverage our global commercial infrastructure and installed base to expand opportunities in both mature and emerging markets around the world. Longer term, we will have significant opportunities to leverage our relationships across our large installed base of automated systems in hospital laboratories with that of Danaher.”

Beckman Coulter would become part of Danaher’s Life Sciences & Diagnostics segment, joining Danaher’s Leica, AB Sciex, Radiometer and Molecular Devices businesses.

Danaher’s President and CEO, H. Lawrence Culp, Jr., said, “Beckman Coulter is an iconic company with a great brand, broad reach and technology leadership; well positioned in the markets it serves. Beckman provides an excellent complement to our existing Life Sciences & Diagnostics businesses. Being part of Danaher, Beckman associates will have the opportunity to leverage the power of the Danaher Business System, including the processes by which Danaher accelerates growth through new product innovation and driving sales, marketing and service, as well as its strength in continuously expanding margins.”

Advisors

Goldman, Sachs & Co. is acting as financial advisor to Beckman Coulter in connection with the transaction. Latham & Watkins, LLP is serving as legal counsel to Beckman Coulter in connection with the transaction.

Investor Webcast Event

Danaher will host a conference call to discuss the transactions on February 7, 2011 at 8:30 AM ET. The U.S. dial-in number is 800-967-7134; the international dial-in number is 719-325-2490; with reference ID Code 3770892. A telephone replay will be available by dialing 888-203-1112 in the US; and 719-457-0820 internationally; with ID Code 3770892. The replay will be available through February 14, 2011. The conference call and replay will also be available via webcast in the Investor section of www.danaher.com.

About Beckman Coulter

Beckman Coulter, Inc., based in Orange County, California, develops, manufactures and markets products that simplify, automate and innovate complex biomedical tests. More than 200,000 Beckman Coulter systems operate in laboratories around the world, supplying critical information for improving patient health and reducing the cost of care. Recurring revenue, consisting of consumable supplies (including reagent test kits), service and operating-type lease payments, represent about 80% of the company’s 2009 revenue of $3.3 billion. For more information, visit www.beckmancoulter.com.

Additional Information and Where to Find It

The tender offer proposed by Danaher Corporation (“Danaher”) referred to in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. If and when the tender offer is commenced, (i) Danaher will file with the Securities and Exchange

Commission (the “SEC”) a tender offer statement and (ii) Beckman Coulter, Inc. (the “Company”) will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of these documents (if and when it becomes available) and other relevant documents filed with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of these materials filed by the Company by contacting Investor Relations by telephone at (714) 961-6320, by mail at Beckman Coulter, Inc., Investor Relations, 250 S. Kraemer Blvd, Brea, California 92822, or by going to the Company’s Investor Relations page on its corporate web site at www.beckmancoulter.com.

Note on Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements regarding the combined companies’ plans following, and the expected completion of, the proposed acquisition. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements and generally include statements that are predictive in nature and depend upon or refer to future events or conditions. Risks and uncertainties include the ability of the Company and Danaher to complete the transactions contemplated by the Merger Agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the Merger Agreement; the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that various other conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; other uncertainties pertaining to the business of the Company or Danaher; product safety; legislative and regulatory activity and oversight; the continuing global economic uncertainty and other risks detailed in (i) the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, and (ii) Danaher’s public filings with the SEC from time to time, including Danaher’s most recent Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, in each case, which contains and identifies important factors that could cause actual results to differ materially from those contained in the forward-looking statements. The reader is cautioned not to unduly rely on these forward-looking statements. Each of the Company and Danaher expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

SCRIPT OF A RECORDED VIDEO-AUDIO PRESENTATION FROM ROBERT J. HURLEY TO EMPLOYEES:

Hello and thanks for joining me today. As you may already know, we announced today that, after a very comprehensive and competitive process, the Board of Directors voted unanimously to accept an offer from Danaher to acquire our company.

First, I just want to say thanks to every one of you for your professionalism and dedication during the last two months, as rumors were everywhere. There were a lot of distractions, but you maintained your focus on customers and patients. I speak for the entire management team when I say that we appreciate it very much.

Danaher is a diversified technology leader that designs, manufactures, and markets innovative products and services to professional, medical, industrial, and commercial customers. Its portfolio of premier brands is among the most highly recognized in each of the markets it serves. Driven by a foundation provided by the Danaher Business System, the company’s 48,000 associates serve customers in more than 125 countries and generated $13.2 billion of revenue in 2010.

Danaher has valued our company at more than $6.5 billion. It is recognition of our solid reputation in biomedical testing, enviable market positions in our major product lines all over the world, and rich, 75-year history of excellence and innovation. You are responsible for that, so you have much to be proud of.

We expect that the transaction will close in the second quarter of this year. Between now and then, Danaher’s transition team will be working with leaders from our company to develop transition plans.

What can we all do in the meantime? I ask you to maintain your focus on the key priorities we established this year:

•	Stay focused on our Quality initiatives: Product Quality, Service Quality, and enhancements to the Quality Management System

•	Achieve our operating plan goals

•	Create an environment where people are engaged and focused on the customer and patient, and

•	Operate as one Beckman Coulter – standardizing global processes.

Keep in mind that a change in the company’s ownership does not change our primary purpose – designing, manufacturing and delivering quality products to customers. For now, we must all continue to focus on our responsibilities to our customers and patients and do that to our fullest ability.

I know that many of you may be anxious or concerned, which is quite understandable. Remember, Beckman Coulter today is made up of the acquisitions we’ve made over the last 15 years. Many of us came from one of those companies and learned that with change, often comes opportunity.

Over the next several weeks, we will learn more about the transition plans and commit to sharing information quickly, as it becomes available. We will set up regular communication methods to keep you informed as the process unfolds.

Right now, the best thing we can do is stay focused on those things we can control. During the engagement survey last year, 82% of you said you were proud of this company. Draw on your pride and continue to deliver the best results possible.

Thanks for your continued focus, professionalism and commitment.

FREQUENCY ASKED QUESTIONS FOR EMPLOYEES:

General Questions

1. What does this mean to me?	While the first question in any acquisition naturally is “what does this mean for me”, unfortunately, it is simply too early to say. We don’t know exactly what will happen until the transition is complete. The two companies will collaborate on the transition planning. We commit to an active and continuing communication process for Beckman Coulter employees as the transition plans develop and are implemented.

2. How will this impact what I am currently working on?	For now, you should continue to focus on what you are doing, with the same pride and passion that you have demonstrated up to today. As decisions are made, we will communicate with you. Some project priorities may shift, but until the transition is complete, you should assume “business as usual. If you have questions, please ask your supervisor/manager.

3. Why is this happening?

Beckman Coulter has a solid reputation in biomedical testing, enviable market positions in its major product lines all over the world, and a 75-year history of excellence and innovation. This makes us a desirable partner for other growth-oriented companies, particularly in the healthcare and life science industries, which have seen considerable consolidation in recent years.

The board received a proposal that it believed maximized value to shareholders and accepted it. As a result, following the close Danaher will own Beckman Coulter.

Danaher valued Beckman Coulter at about $6.8 billion. It is recognition of our solid reputation, quality products, customer relationships and, especially, the talented people that make the company successful.

4. Will there be a hiring freeze until the sale is complete?	We will continue to run the business as usual until the transaction is complete.

Employment- and Benefit-Related Questions

5. What about my position? Terms and conditions?

Although we don’t know exactly how this will play out, we anticipate there will be changes. These changes will be determined during the transition planning process, and we promise to keep employees informed.

Employment laws applicable in different countries that govern requirements regarding the transfer of employee’s terms and conditions in an acquisition will be adhered to.

6. Will employees still receive base pay increases for 2011?	Yes. 2011 base pay increases will be granted in March to eligible employees as planned.

7. Will employees still receive bonuses for 2010 results?	Yes. 2010 bonuses will be paid out as planned, provided performance measures have been met. Communication will come out later this week regarding funding measures for the plan.

8. What effect will the sale have on severance benefits? If I am laid off, will I get severance?	Beckman Coulter’s current severance plans will remain in place through December 31, 2012.

9. US only - Will the company continue the U.S. pension plan?	It is too early to be complete and accurate in answering this question, but we will keep you informed as soon as details can be confirmed.

Company Priority Questions

10. What effect will the sale have on the company’s current priorities?	Fundamentally, the sale should not have an impact on the commitments we have made to our customers and regulators about the improvements we’re making to our quality management system, product quality and service quality initiatives. Once the transition is complete, Danaher will provide more information regarding any changes to the strategic direction.

11. Should I still be developing goals in OurSuccess for 2011 or should I wait and see what happens?

Yes, you should continue business as usual and enter your goals in OurSuccess. One of the primary purposes of goal-setting is to make sure we are working on our key priorities and objectives and we know what those are for 2011.

If you have any questions about a specific goal or measure, please talk to your manager or supervisor.

12. How does the change in ownership affect our culture shaping initiatives (Senn-Delaney work)?	Overall, we are very pleased with the direction we are taking in terms of our current culture initiative, and plan to move forward with our efforts during the transition period.

13. What will happen with our current recognition efforts?	Our employees will need our recognition now more than ever. Continue with your recognition efforts as you have been doing.

14. What effect will the sale have on CQSI efforts? Does this change the focus that we have had on quality and compliance?	Danaher is as committed to our remediation efforts as our own leadership. We anticipate no change to our quality and compliance initiatives. With credit to many of you, we have made progress on those efforts.

15. What is and/or will be the status of the CEO search?	Bob will continue as CEO until the transaction closes and Danaher appoints a leader.

Transaction-Related Questions

16. Who is Danaher? What can you tell me about them?	Danaher is a diversified technology leader that designs, manufactures, and markets innovative products and services to professional, medical, industrial, and commercial customers. Its portfolio of premier brands is among the most highly recognized in each of the markets it serves. It’s by a foundation called the Danaher Business System, and is based on continuous improvement through Kaizan. (See Fact Sheet for information on Danaher)

17. Why does the new company want to get into this business?	Beckman Coulter has been the leader in biomedical testing with strong market positions, excellent product and customer portfolios, as well as a 75-year legacy of innovation.

18. Why did this happen now?	There has been a trend toward consolidation in business in general and in the healthcare industry in particular over the past several years. Now, with the economy beginning to rebound and credit becoming increasingly available, such consolidations are becoming more active.

19. Who made this decision?	After a comprehensive and competitive process, Beckman Coulter’s Board of Directors approved this transaction in the best interest of the Company and its constituents.

20. What are the next steps between now and the close of the transaction?

Regulatory approvals must be received and a process will begin in which shareholders have the opportunity to tender their shares. Once all of the conditions to the acquisition have been satisfied or waived, the transaction will be completed. It is expected to close in the first half.

The two companies will work in collaboration to develop the transition plans.

21. Will the company name (Beckman Coulter) remain intact? Will our logo change?	Although this will be determined by Danaher, the Beckman Coulter name, reputation and products are key assets of the acquisition. Danaher has stated they recognize the value of the franchise and called Beckman Coulter an “iconic brand”.

22. Will Bob Hurley help with the transition? Who will be leading the transition?	This has not yet been decided. As soon as we are made aware as to who will be leading the transition and if Bob will be involved, we will let you know.

23. How can I help with the transition?	Unless told otherwise, the best thing that you can do is to continue to operate in the same professional and “business as usual” manner that you have up until now.

24. What types of products does Danaher make?	A better way to answer that question is to describe their portfolio of businesses. They operate in five divisions, including Life Science and Diagnostics, Dental, Environmental, Test and Measurement, and Industrial Technologies. Brands include Tektronix, Leica and Fluke. There’s a fact sheet on Odyssey that you can review.

25. Is there much overlap between Danaher and us?	No, not much. Danaher operates a variety of businesses in a variety of markets.

26. How many employees Danaher have? What is their revenue?	The company has 48,000 associates who serve customers in more than 125 countries. In 2010, the company had revenue of $13.2 billion.

27. When will the changes begin to occur?	No transaction-related changes will occur until after the close of the deal.

28. Where is Danaher headquartered? Where are their offices and plants?	Danaher’s headquarters is in Washington DC. They operate their many businesses as separate companies, so each business has its own offices and plants.

29. What happens to our product lines? Will some be discontinued/ cut?	This will be at the discretion Danaher. They have stated that the strength of our product brands is one of the key assets that made the acquisition so attractive, so expect those decisions will be made carefully.

30. What does this mean for R&D?	Research and development will continue to be a very important part of the company. We were acquired not just for the present, but for the future growth opportunities that we are developing in our research and development organizations.

Miscellaneous Questions

31. If I get calls from the media/investors, what do I do?	Only Mary Luthy and Cynthia Skoglund are authorized to speak to media or investors. Please refer all inquiries to these individuals.

FREQUENCY ASKED QUESTIONS FOR CUSTOMERS:

1. Can we continue to close business?	Yes, while the transaction is pending, we should operate as business as usual and continue to support the business and grow the business consistent with our normal practices.

2. Will the buyer honor our current customer contracts?	Yes, although the owners of our company will change after the transaction, the company’s obligation to our customers under our contracts will not change.

3. Will Beckman pay IC that I earn between now and the close?	Yes, Beckman will pay all earned IC in accord with your 2011 IC Plans.

CUSTOMER LETTER:

To Valued Beckman Coulter Customer,

We are writing to advise you that the Beckman Coulter Board of Directors has authorized entering into a definitive agreement for the acquisition of the company by Danaher, a $13.2 billion diversified technology leader that designs, manufactures and markets innovative products and services to professional, medical, industrial and commercial customers. The sale is expected to close in the first half of 2011.

Beckman Coulter’s 12,000 employees worldwide remain dedicated to providing you with quality products and services. We have been proudly serving laboratory professionals for the last 75 years and expect to continue that tradition into the future.

You may have questions about this transaction. We are preparing information so that our sales and service professionals can answer those questions that pertain to Beckman Coulter. We pledge to keep you updated as the sale process moves forward.

Please feel free to contact your sales professional directly.

On behalf of Beckman Coulter, thank you for your continued business. We look forward to working with you through this transition.

Sincerely,

Bob Hurley	Bob Kleinert
President and CEO	Executive Vice President
Worldwide Commercial Operations

SUPPLIER LETTER:

Dear Valued Beckman Coulter Supplier,

Beckman Coulter is very committed to successful collaboration with our supplier business partners.

We’re sending this letter to make you aware of an important announcement we made today. Our Board of Directors has accepted an offer from Danaher to acquire the Beckman Coulter. The transaction should be concluded in the first half of 2011.

We do not anticipate any immediate change to our close working relationship with you. During the next several months, the new owners will develop a transition plan and will be able to determine if their acquisition might have an effect on the relationship.

We will provide updates as we work through the transition. In the meantime, if you have any questions about the acquisition, do not hesitate to let us know.

Regards,

Pam Miller

Senior Vice President, Supply Chain

Additional Information and Where to Find It

The tender offer proposed by Danaher Corporation (“Danaher”) referred to in the foregoing has not yet commenced, and the foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. If and when the tender offer is commenced, (i) Danaher will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement and (ii) Beckman Coulter, Inc. (the “Company”) will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of these documents (if and when it becomes available) and other relevant documents filed with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of these materials filed by the Company by contacting Investor Relations by telephone at (714) 961-6320, by mail at Beckman Coulter, Inc., Investor Relations, 250 S. Kraemer Blvd, Brea, California 92822, or by going to the Company’s Investor Relations page on its corporate web site at www.beckmancoulter.com.

Note on Forward-Looking Statements

Certain statements either contained in or incorporated by reference into the press release, the script of a recorded video-audio presentation from Robert J. Hurley to employees, frequency asked questions for employees, frequency asked questions for customers, customer letter, and supplier letter are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements regarding the combined companies’ plans following, and the expected completion of, the proposed acquisition. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements and generally include statements that are predictive in nature and depend upon or refer to future events or conditions. Risks and uncertainties include the ability of the Company and Danaher to complete the transactions contemplated by the Merger Agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the Merger Agreement; the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that various other conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; other uncertainties pertaining to the business of the Company or Danaher; product safety; legislative and regulatory activity and oversight; the continuing global economic uncertainty and other risks detailed in (i) the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, and (ii) Danaher’s public filings with the SEC from time to time, including Danaher’s most recent Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, in each case, which contains and identifies important factors that could cause actual results to differ materially from those contained in the forward-looking statements. The reader is cautioned not to unduly rely on these forward-looking statements. Each of the Company and Danaher expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.